As filed with the Securities and Exchange Commission on February 13, 2004



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..............N/A................

                                                       New Skies Satellites Logo

                       New Skies Reports Strong Full Year
                           and Fourth Quarter Results
                Company announces second share repurchase program
                          and intention to pay dividend

THE HAGUE, Netherlands, February 11, 2004 - New Skies Satellites N.V. (AEX,
NYSE: NSK), the global satellite communications company, today reported financial results for the fourth quarter and year ended December 31, 2003. Revenues for the year were $214.9 million, EBITDA(1) was $119.6 million, and net income was $11.8 million, or $0.10 per share on a fully diluted basis.

New Skies also announced that it will seek shareholder approval for the distribution of a cash dividend for 2003 of $0.04 per ordinary share at its Annual General Meeting of Shareholders to be held on May 13, 2004. New Skies further announced that its Supervisory Board has authorized the company to proceed with a second share repurchase program of up to 10 percent of its currently outstanding shares, following the success of its first repurchase program, completed last year.

Highlights

==========================================================================================================
                                             3 months ended                        Year ended
                                              December 31                          December 31
US$ millions                            2003               2002              2003              2002
(except per share amounts)              ----               ----              ----              ----
Revenues                                $54.1              $50.8             $214.9           $200.5

Net income (loss)                         2.4                4.4               11.8          (4.6)(2)

EBITDA (adjusted)                        29.9               27.8              119.6            110.3

EBITDA (adjusted) margin                   55%                55%                56%             55%

Basic and diluted earnings per share     0.02               0.03               0.10          (0.04)(2)

Free cash flow(3)                         3.7             (25.8)               65.7          (119.4)
==========================================================================================================

----------------

(1)  See  definition  of  EBITDA  (adjusted)  and   "Reconciliation   of  EBITDA
     (adjusted) to net income (loss)" in "Note 1 of Notes to the consolidated quarterly financial information."

(2) Net loss for the year ended December 31, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for 2002 was $18.7 million and the basic and diluted earnings per share was $0.14.

(3) See definition of free cash flow and "Reconciliation of net cash provided by operating activities to free cash flow from operations" in Note 2 of Notes to the consolidated quarterly financial information.


Commenting on the results, Chief Executive Officer Dan Goldberg said:

         2003 was a strong year for New Skies on multiple levels. First, even though the market for satellite services was challenging throughout the year, New Skies achieved growth of 7% in revenues and 8% in EBITDA relative to 2002. It is important to note that this solid performance was strictly organic in nature, resulting from our ability to leverage our state-of-the-art global satellite fleet, the youngest in the industry.

         Indeed, another significant accomplishment in 2003 was the entry into service of our high power NSS-6 satellite in the Indian Ocean region and the repositioning of our NSS-5 satellite to the Pacific Ocean region, both of which were completed in the early part of last year. We already have made good progress in exploiting these new resources and continuing to do so is an important objective in 2004. Although the incremental depreciation charges associated with our two new satellites reduced net income for the year, these satellites will drive our growth
         - and profitability - over the mid to long term.

         Perhaps most importantly, the commercial inauguration of NSS-5 and -6 marks the near completion of our committed capital investment program. As such, New Skies generated approximately $66 million in positive free cash flow in 2003, compared to negative free cash flow of approximately $119 million in 2002. Following the launch of our NSS-8 satellite, which we now expect will occur early next year, we anticipate a significant period of time without further large capital expenditures, which we believe will result in substantial positive free cash flow in the years to come.

         Our positive cash flow and continued debt free balance sheet have allowed us to focus on finding ways to return cash to our shareholders in a manner that promotes shareholder value more broadly and maintains our strategic flexibility. The share buyback program that we completed last year - in which we repurchased 10% of our then outstanding shares at an average price of $4.14 per share - was our first concrete step in this regard.

         Given the success of that program, we are pleased to announce today our intention to seek shareholder approval to pay our first dividend, as well as the fact that our Supervisory Board has approved a follow-on share repurchase program. The decision to do so is a clear reflection of our confidence in our commercial prospects going forward, our financial strength, and our unwavering commitment to promote shareholder value.

         Looking ahead, we anticipate that 2004 will be another difficult year for commercial satellite operators, and our guidance for 2004 takes this into account. Specifically, as we stated previously, excess satellite capacity in many markets and persistent soft demand for communications services have resulted in strong competition among operators and downward pressure on transponder rates.

         Accordingly, we expect revenue, EBITDA and net income in 2004 to be by and large consistent with our 2003 results. Further, assuming most of the remaining milestone payments associated with our NSS-8 satellite come due in early 2005, we anticipate another year of positive free cash flow, which we expect will be somewhere in the range of $30 million to $50 million.

         In sum, we enter 2004 with the youngest global satellite fleet in the industry, a large contractual backlog made up of a well-balanced and well-diversified customer base, a focused and dedicated team, and strong cash flows and a healthy balance sheet that can be used to further enhance shareholder value.

Financial highlights
For the year and three-month period ended December 31, 2003, New Skies achieved the following financial results:

>> Revenues for the full year 2003 grew 7 percent, or $14.4 million, to $214.9 million as compared to $200.5 million in 2002. Revenues for the three-month period ended December 31, 2003 were $54.1 million, an increase of $3.3 million, or 6 percent, compared to $50.8 million for the same period in 2002.

>> Operating expenses, excluding depreciation, increased $5.1 million for the year and $1.2 million for the quarter, as compared to the same periods in 2002. These net increases are primarily due to increased in-orbit insurance costs and stock compensation expense (4), partially offset by savings arising from careful management of our discretionary costs.

>> Net income for the year ended December 31, 2003 was $11.8 million compared to a net loss of $4.6 million in 2002. Net loss for the year ended December 31, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for 2002 was $18.7 million. Notwithstanding an increase in depreciation of $19.3 million in 2003, stemming primarily from the launch of the NSS-6 satellite, net income decreased $6.9 million. Net income for the fourth quarter 2003 was $2.4 million compared to $4.4 million in the same period in the prior year.

>> EBITDA (adjusted) (earnings before interest, taxes, depreciation and amortization) for the year ended December 31, 2003 was $119.6 million, as compared to $110.3 million in 2002, reflecting an increase of $9.3 million or 8 percent. EBITDA for the three-month period ended December 31, 2003 was $29.9 million as compared to $27.8 million for the same period in 2002.

>> The company achieved a positive free cash flow position of $65.7 million for the year ended December 31, 2003 compared to negative free cash flow of $119.4 million in 2002. Free cash flow for the three months ended December 31, 2003 was $3.7 million compared to negative cash flow of $25.8 million in the same period in the prior year.

>> Backlog at the end of the fourth quarter 2003 was $672 million, more than three times annual revenues, compared to $706 million at the end of December 2002, and $687 million at the end of the previous quarter of this year.

>> New Skies successfully completed its share repurchase program, acquiring a total of 13,057,024 ordinary shares at a total cost of approximately $54.0 million, reflecting an average price of $4.14. Approximately 93 percent of the repurchased shares came from New Skies' original shareholder base.

------------------
(4) Effective January 1, 2003 New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123. See Note 4 of Notes to the consolidated quarterly financial information

Operating highlights
>> The year began with NSS-5, previously located at 338.5 degrees east longitude and repositioned to 183 degrees east longitude, becoming available for service in the Pacific Ocean Region. NSS-6, a state of the art, high-powered Ku-Band satellite serving the Indian Subcontinent, the Middle East, Asia and Australia, entered commercial service in February.

>>   Significant new contracts signed during the year include:

     o For video service, the European Broadcasting Union, BT Broadcast Services, the Services Sound and Vision Corporation, Telediffusion d'Algerie, Casablanca and the Adventist Television Network.

     o    For  data,  IP  and  voice  services,  Embratel,  Star  One,  Reliance
          Infocomm,  the  Maritime  Telecommunications  Network,   FalconStream,
          Datacom, CODETEL, and TRANSAT JSCo.

     o    Government  services  played an important role  throughout the year as
          New  Skies  signed   significant   contracts  with  Comsat  Government
          Services, AT&T, Lyman Brothers, and Spacelink.

>> New Skies built on its strategy of partnering with industry-leading teleports by signing an agreement with Hong Kong-based REACH, Asia's largest international telecoms carrier and teleport operator.

Dividend information
Upon adoption at the Annual General Meeting of Shareholders to be held on May 13, 2004:

Ordinary shares / Euronext Amsterdam Exchange
The ordinary shares listed on the Euronext Amsterdam Exchange will be traded ex-dividend as of May 17, 2004. The dividend after deduction of the appropriate Netherlands withholding tax rate will be paid on May 21, 2004 to holders of shares listed on the Euronext Amsterdam Exchange, registered at the close of business as of May 14, 2004.

American Depository Receipts / New York Stock Exchange
The ADR's will be traded ex-dividend on the New York Stock Exchange as of May 17, 2004. The dividend after deduction of the appropriate Netherlands withholding tax rate will be paid on June 4, 2004 to holders of American Depository Receipts (ADR's) listed on the New York Stock Exchange, registered at the close of business as of May 19, 2004.

Share repurchase information
Under the share repurchase program, depending on market conditions, New Skies may repurchase from time to time up to 10 percent of currently outstanding shares in the market at prevailing market prices as and when trades are executed.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, data, voice, and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government organizations around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, the Netherlands, and has offices in Beijing, Hong Kong, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 7162 0025, passcode "New Skies".

The call will also be webcast live on the New Skies web site at:
http://www.newskies.com/ir .

The conference call will be available for replay, 24 hours a day for the subsequent 5 working days and will also be archived on New Skies' website. The international dial in number is +44 20 8288 4459 (for the UK only on free phone number: 0500 637 880) Passcode: 889712.

In the unlikely event of a technical problem with the call, please dial the back-up number in the listen-only mode: +44 20 8515 2343, passcode "New Skies".

For inquiries, please contact:
Elizabeth Hess
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com                                            +31 6 2906 2492

Boris Djordjevic
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Kees Jongsma or Leon Melens, SPJ                              +31 20 647 8181
Cjongsma@spj.nl or lmelens@spj.nl

Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2002. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated balance sheets

December 31, 2003 and 2002
(In thousands of U.S. Dollars, except share data)

                                                                       December 31,   December 31,
                                                                           2003           2002
                                                                       -----------    -----------
Assets
Current Assets
Cash and cash equivalents                                              $    23,253    $     8,329
Trade receivables                                                           41,870         39,109
Prepaid expenses and other assets                                           14,782         11,111
                                                                       -----------    -----------
Total Current Assets                                                        79,905         58,549

Communications, plant and other property, net                            1,026,580      1,058,119
Deferred tax assets                                                          8,748         10,087
Other assets                                                                   603          1,226
                                                                       -----------    -----------

TOTAL ASSETS                                                           $ 1,115,836    $ 1,127,981
                                                                       ===========    ===========

Liabilities and Shareholders' Equity

Current Liabilities
Short-term debt                                                        $         -    $    10,000
Accounts payable and accrued liabilities                                    17,518         18,396
Income taxes payable                                                        32,346         29,350
Deferred revenues and other liabilities                                      8,138          8,994
Satellite performance incentives                                             6,429          6,218
                                                                       -----------    -----------
Total Current Liabilities                                                   64,431         72,958

Long Term Liabilities                                                       49,615         35,990

Shareholders' Equity
Governance preference shares (227,530,000 shares authorized, par                 -              -
   value (euro)0.05; none issued)
Cumulative preferred financing shares (22,753,000 shares authorized,             -              -
   par value(euro)0.05; none issued)
Ordinary Shares (204,777,000 shares authorized, par value(euro)0.05;
   117,668,652 and 130,570,241 shares issued, respectively)                  5,431          6,026
Additional paid-in capital                                                 926,109        977,506
Retained earnings                                                           67,854         56,019
Unearned compensation                                                         (179)          (685)
Accumulated other comprehensive income (loss)                                2,575           (492)
Treasury stock, at cost (5,194,030 ordinary shares)                              -        (19,341)
                                                                       -----------    -----------
Total Shareholders' Equity                                               1,001,790      1,019,033
                                                                       -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 1,115,836    $ 1,127,981
                                                                       ===========    ===========

New Skies Satellites N.V. and Subsidiaries
Consolidated statements of income

Years ended December 31, 2003 and 2002
(In thousands of U.S. Dollars, except share data)                                     Years ended
                                                                                      December 31
                                                                                    2003        2002
                                                                                    ----        ----
Revenues                                                                         $ 214,900   $ 200,524
                                                                                 ---------   ---------

Operating expenses:
Cost of operations                                                                  53,219      50,714
Selling, general and administrative                                                 42,063      39,490
Depreciation                                                                        99,899      80,574
                                                                                 ---------   ---------
Total Operating Expenses                                                           195,181     170,778

                                                                                 ---------   ---------
Operating Income                                                                    19,719      29,746

Interest expense and other, net                                                      1,227         510
                                                                                 ---------   ---------
Income Before Income Tax Expense                                                    18,492      29,236

Income tax expense                                                                   6,657      10,506
                                                                                 ---------   ---------
Income Before Cumulative Effect of Change In Accounting Principle (A)               11,835      18,730

Cumulative effect of change in accounting principle,
   relating to goodwill, net of taxes                                                    -     (23,375)

                                                                                 ---------   ---------
Net Income (Loss)                                                                $  11,835   $  (4,645)
                                                                                 =========   =========

Basic and Diluted Earnings (Loss) Per Share:
Income Before Cumulative Effect of Change In Accounting Principle                $    0.10   $    0.14
Cumulative effect of change in accounting principle                                      -       (0.18)
                                                                                 ---------   ---------
Basic and diluted earnings (loss) per share                                      $    0.10   $   (0.04)
                                                                                 =========   =========

Three-month periods ended December 31, 2003 and 2002 (Unaudited)
(In thousands of U.S. dollars, except share data)


                                                                                Three-month period ended
                                                                                      December 31
                                                                                    2003        2002
                                                                                    ----        ----
Revenues                                                                         $  54,104   $  50,842
                                                                                 ---------   ---------
Operating expenses:
Cost of operations                                                                  13,560      12,700
Selling, general and administrative                                                 10,643      10,296
Depreciation                                                                        25,713      20,802
                                                                                 ---------   ---------
Total Operating Expenses                                                            49,916      43,798

                                                                                 ---------   ---------
Operating Income                                                                     4,188       7,044

Interest expense and other, net                                                        364         167
                                                                                 ---------   ---------
Income Before Income Tax Expense                                                     3,824       6,877

Income tax expense                                                                   1,377       2,457
                                                                                 ---------   ---------
Net Income                                                                       $   2,447   $   4,420
                                                                                 =========   =========

Basic and Diluted Earnings Per Share                                             $    0.02   $    0.03
                                                                                 =========   =========


(A) The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million in respect of the acquisition of the New Skies Networks subsidiary in Australia in March 2000.

New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows

Years ended December 31, 2003 and 2002
(In thousands of U.S. Dollars)

                                                                                 Years ended December 31
                                                                                    2003         2002
Cash flows from operating activities:
Net income (loss)                                                                $  11,835   $  (4,645)

Adjustments for non-cash items:
   Depreciation                                                                     99,899      80,574
   Cumulative effect of change in accounting principle                                   -      23,375
   Deferred taxes                                                                      939       1,420
   Stock compensation expense                                                        2,172       1,005

Changes in operating assets and liabilities:
   Trade receivables                                                                (2,593)      2,981
   Prepaid expenses and other assets                                                (2,981)     (1,727)
   Accounts payable and accrued liabilities                                         (1,414)     (2,388)
   Income taxes payable                                                              3,019       6,894
   Other liabilities                                                                (1,669)      4,501
                                                                                 ---------   ---------
Net Cash Provided By Operating Activities                                          109,207     111,990
                                                                                 ---------   ---------

Cash flows from investing activities:
   Payments for communication, plant and other
     Property                                                                      (43,492)   (231,400)
                                                                                 ---------   ---------
Net Cash Used In Investing Activities                                              (43,492)   (231,400)
                                                                                 ---------   ---------

Cash flows from financing activities:
   Stock options exercised                                                             359           -
   Proceeds from short-term borrowings                                                   -      10,000
   Repayment of short-term borrowings                                              (10,000)          -
   Treasury stock acquired                                                         (34,676)    (19,341)
   Satellite performance incentives and other                                       (6,959)     (1,297)
                                                                                 ---------   ---------
Net Cash Used In Financing Activities                                              (51,276)    (10,638)
                                                                                 ---------   ---------

Effect of exchange rate differences                                                    485         109
                                                                                 ---------   ---------

Net change in cash and cash equivalents                                             14,924    (129,939)
Cash and cash equivalents, beginning of year                                         8,329     138,268
                                                                                 ---------   ---------
Cash and cash equivalents, end of year                                           $  23,253   $   8,329
                                                                                 =========   =========


Cash payments for interest (net of amounts capitalized) were nil for the years ended December 31, 2003 and 2002. Income taxes paid amounted to $2.7 million and $2.1 million for the years ended December 31, 2003 and 2002, respectively.

New Skies Satellites N.V. and subsidiaries
Notes to the consolidated quarterly financial information

Three-month period and years ended December 31, 2003 and 2002 (unaudited)

(1)  Reconciliation of EBITDA (adjusted) to net income (loss)
     New Skies believes earnings before interest, taxes, depreciation, amortization and other expenses, reflecting primarily financing costs relating to the $300 million revolving credit facility, (EBITDA) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA (adjusted) is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA (adjusted) as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA (adjusted) is reconciled to net income (loss) as follows:

(in thousands of U.S. dollars)                     Three-month period ended                   Year ended
                                                         December 31,                        December 31,
                                                     2003             2002              2003              2002
                                                ---------------   --------------    --------------    --------------
Net income (loss)                                $     2,447      $     4,420       $    11,835       $    (4,645)
Cumulative effect of change in
  accounting principle (see note 3)                        -                -                 -            23,375
Income tax expense                                     1,377            2,457             6,657            10,506
Interest expense                                         427              546             1,938             1,611
Interest expense capitalized                            (427)            (546)           (1,938)           (1,611)
Other                                                    364              167             1,227               510
Depreciation                                          25,713           20,802            99,899            80,574
                                                 --------------   ------------       ------------    -------------
EBITDA (adjusted)                                $    29,901      $    27,846       $   119,618       $   110,320
                                                 ==============   =============     =============    =============


(2) Reconciliation of net cash provided by operating activities to free cash flow from operations
     New Skies believes free cash flow from operations is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Free cash flow from operations is not presented as an alternative measure of cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. Free cash flow from operations as presented herein may not be comparable to similarly titled measures reported by other companies. Free cash flow from operations is reconciled to net cash provided by operating activities as follows:

(in thousands of U.S. dollars)                      Three-month period ended                   Year ended
                                                          December 31,                        December 31,
                                                     2003              2002              2003              2002
                                                 --------------   --------------    -------------     -------------

Net cash provided by operating activities         $     22,727     $      24,595      $   109,207      $    111,990
Payments for communication, plant
  and other property                                   (18,987)          (50,387)         (43,492)         (231,400)
                                                 --------------   --------------    -------------     -------------
Free cash flow from operations                    $      3,740     $    (25,792)      $    65,715      $   (119,410)
                                                 ==============   ==============    =============     =============


(3)  Cumulative effect of change in accounting principle
     The Company adopted the new accounting standard, SFAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000.

(4)  Stock based compensation
     Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income (loss) and earnings
     (loss) per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.


(in thousands of U.S. dollars,                            Three-month period ended                  Year ended
except earnings per share data)                                 December 31,                       December 31,
                                                           2003              2002             2003              2002
                                                      ----------------  ---------------  ----------------  ---------------
Net income (loss), as reported                        $       2,447     $      4,420     $      11,835     $      (4,645)
Add: Stock-based employee compensation expense
   included in reported net income, net of taxes                404              215             1,528              780
Less: Total stock-based employee compensation
   expense determined under fair value based
    method for all awards, net of taxes                      (1,148)          (1,358)           (4,992)          (5,209)
                                                      ----------------  ---------------  ----------------  ---------------
Pro forma net income (loss)                           $       1,703     $      3,277     $       8,371     $    (9,074)
                                                      ================  ===============  ================  ===============

Earnings per share:
   Basic and diluted, as reported                     $        0.02     $       0.03     $        0.10     $     (0.04)
                                                      ================  ===============  ================  ===============
   Basic and diluted, pro forma                       $        0.01     $       0.03     $        0.07     $     (0.07)
                                                      ================  ===============  ================  ===============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By: /s/ Andrew Browne
----------------------------
Name: Andrew Browne
Title: CFO and Management Board Member




Date: February 13, 2004